Reborn Coffee, Inc.

580 N. Berry Street

Brea, CA 92821

June 28, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington DC 20549

Attention:	Nicholas Lamparski (202-551-4695), Mara Ransom (202-551-3264),

Tatanisha Meadows at 202-551-3322 or Adam Phippen (202) 551-3336

RE:	Reborn Coffee, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 19, 2022

File No. 333-261937

Ladies and Gentlemen:

Reborn Coffee, Inc. (the “Company”) confirms receipt of the letter dated May 16, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Amendment No. 2 to Registration Statement on Form S-1 Filed April 19, 2022

Prospectus Summary

Our Company, page 1

1. We note your response to comment 2. However, it doesn’t appear that each place you disclose Adjusted EBITDA margin, you present the comparable GAAP measure with equal or greater prominence. As such, we re-issue the comment. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: The Company has revised its disclosures in response to the Staff’s comment in Amendment No. 3.

Our Growth, page 8

2. We note your amended disclosure in response to comment 3. Please balance your disclosure in this section by also discussing the going concern opinion issued by your auditor. In this regard, revise to support your stated belief of “strong . . . financial performance” despite the going concern opinion.

RESPONSE: The Company has revised its disclosure by also discussing the going concern opinion in response to the Staff’s comment.

3. You mention the need for additional capital in order to open additional cafes here and on page 70. Revise to quantify the amount of resources needed, if known, for future locations so that investors can appreciate the cost associated with opening new locations and your ability to execute on your expansion plans. Refer to Item 303(b)(1)(ii) of Regulation S-K.

RESPONSE: The Company has revised its disclosure to quantify the amount of resources needed for future locations in response to Staff’s comment.

Risk Factors

Risks Related to Our Business

“We have a history of operating losses and negative cash flow . . .”, page 21

4. We note your amended disclosure in response to comment 7, and reissue the comment in part. Please amend your risk factor disclosure to specifically address the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

RESPONSE: The Company has revised this risk factor further to specifically address the going concern opinion in response to the Staff’s comment.

“Interruption of our supply chain of coffee or other ingredients .. . .”, page 27

5. We note your disclosure that your supply chain may be impacted by the various reasons you list in the first sentence of this risk factor. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations, as you seem to indicate in your disclosure on page 62 in connection with recent price increases.

RESPONSE: The Company has revised its disclosures to clarify that as of the date of the prospectus, supply chain interruptions have not been material and that the Company attributes recent price increases to inflation in response to the Staff’s comment.

Risks Related to Our Organizational Structure, this Offering and Ownership of Our Securities

“Our warrant agreement will designate the courts of the State of New York or . . .”, page 43

6. We note your amended disclosure in response to comment 9, and reissue our comment as it relates to our prior request that you discuss the warrant agreement’s exclusive forum provision in the Description of Securities section. Please revise your disclosure accordingly.

RESPONSE: The Company is no longer selling Units comprised of Warrants and therefore, the Warrant Agreement has been removed from the registration statement.

Capitalization, page 54

7. Please review the As Adjusted column as it does not appear to reflect the intended conversion of Class B common stock to Class A common stock or the issuance of shares of common stock in the offering.

RESPONSE: The Company has revised the As Adjusted column in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Non-GAAP Financial Measures

Comparable Shop Sales Growth, page 64

8. We note your amended disclosure in response to comment 21. You continue to use the terms “Comparable location sales growth” and “Comparable shop sales growth,” as if these terms differ and yet the same quantified data is presented for both terms on pages 19, 58 and 64. Please revise to clarify.

RESPONSE: The Company has rectified these disclosures in Amendment No. 3 in response to the Staff’s comment.

Quantitative and Qualitative Disclosure of Market Risks

Impact of Inflation, page 73

9. We note your indication that you have been able to partially offset inflation by gradually increasing menu prices. Revise to clarify what you mean by “partially” with a view to understanding to what extent your costs may be outpacing your expected revenues and by what margin. Elaborate upon your known future plans, if any, to continue to absorb these costs and how you intend to do so.

RESPONSE: The Company has revised its disclosures in Quantitative and Qualitative Disclosure of Market Risks in response to the Staff’s comment.

Business, page 75

10. We note that you have filed your long term kiosk license agreements with Tyler Mall Limited Partnership, Stonestown Shopping Center, LP, and Glendale I Mall Associates, LP as exhibits 10.8, 10.9, and 10.10, respectively. Please revise your disclosure to discuss the material terms of these agreements, or tell us why you believe you are not required to do so.

RESPONSE: The Company has determined that the long term kiosk license agreements with agreements with Tyler Mall Limited Partnership, Stonestown Shopping Center, LP, and Glendale I Mall Associates are not material and has removed them from the filing.

Our Retail Locations, page 76

11. We note your response to comment 28 indicating that you do not currently have specific plans to open 47 corporate-owned locations in 2022. Yet your disclosure on pages 1, 60, and 75 continues to indicate that you “expect to open up to 40 company-operated retail locations” in 2022 and that you are currently “developing 3 retail locations and have identified an additional 2 locations for expansion.” Please revise this disclosure so that the disclosure in the filing is consistent with your response, which indicates that you don’t have plans for 47 locations. In this regard, your disclosure around future growth indicates an intent to open additional locations; if you no longer have plans to open additional locations in 2022, please explicitly state as much in each place in which you discuss your intentions to do so.

RESPONSE: The Company has revised its disclosures throughout for consistency.

Consolidated Shareholders’ Equity (Deficit), page F-5

12. We note the 3,187,500 shares of common stock issued during 2021 with no impact on total shareholders’ equity. Please disclose the nature of this common stock issuance.

RESPONSE: The Company has revised its disclosures in response to Staff’s comment.

Consolidated Statements of Cash Flows, page F-6

13. Please tell us where the 2021 non-cash loss on extinguishment of debt of $982,383 is reflected in the 2021 Consolidated Statement of Cash Flows.

RESPONSE: The Company has revised its disclosures in response to Staff’s comment. The recorded loss from extinguishment of debt, which was resultant from a conversion of debt into equity, had not been separated from proceeds from issuance of common stock in the prior cash flow presentation. The loss has now been reclassified to properly reflect as an addback in operating cash flows.

Revenue Recognition, page F-8

14. Please tell us the provisions in ASC 606 on which you relied in determining the proper accounting for your customer loyalty program or demonstrate for us the insignificance of the rewards granted to customers under the program.

RESPONSE: The Company analyzed the provisions of ASC 606 related to separation of performance obligations within sales transactions as it applies to our customer loyalty program. Based on that analysis, the company determined the program is currently immaterial in regards to revenue should such an allocation be performed. The historical value of discounts applied from customer use of the program has amounted to 2% to 2.5% of total revenues, or approximately $55,000 for 2021 and $17,000 for the three-month period ended March 31, 2022. In addition to this, most rewards are accumulated and used in the same fiscal period, meaning that any potential deferral of revenue from date of initial transaction to date of reward usage would result in an insignificant change to any periods reported revenues. Lastly, the costs to the company to perform on any outstanding obligations for unused rewards is estimated at 35% to 40% of the sales value, so the net value of any obligation to perform would be insignificant to the balance sheet at period ends as well. The Company will continue to monitor the potential effects of this program on its financial statements.

12. Shareholders’ Equity

Issuance of Common Stock in Settlement of Antidilution Provisions, page F-22

15. Please disclose how you account for the antidilution provisions in the share exchange agreement with Capax and its pre-merger shareholders including the related share issuances pursuant to the antidilution provisions. With reference to the specific guidance on which you relied, please tell us the basis in GAAP for your accounting.

RESPONSE: The Company has revised its disclosures in response to the Staff’s comment. The original agreement with Capax included the clause for non-dilution of shares, protecting their 5% ownership through a defined period of time until an eventual public offering. This meant that the legacy Capax shareholders would be due additional shares of stock each time the Company issued shares for other purposes.

The incremental shares that would have been issuable to Capax shareholders were considered to be part of the cost of each respective transaction and would have been merged into the accounting impact ascribed to those transactions. Thus, the net recorded value of the historical transactions would not have changed since the proceeds were fixed, but the per share value applied for accounting purposes would have been diluted. The additional shares to be issued to Capax shareholders had not been issued and were formalized at a later date, so they were not shown as issued at that time.

The agreement was modified in January 2022 to eliminate the non-dilution provision and set a fixed number of shares to make those Capax shareholders whole. Since the number of shares was at that point fixed, we considered the modification to be a Type 1 subsequent event per the definition in ASC 855-10-20. As such it was considered a recognized subsequent event and the shares were shown as issued during the year ended December 31, 2021.

General

16. Please file the Form 1-K for your fiscal year ended December 31, 2021. In this regard, we note that following the qualification of your Form 1-A (File no. 024-11518) on June 4, 2021, Rule 257(b) of Regulation A requires you to file periodic and current reports, including the Form 1-K for your fiscal year ended December 31, 2021, which was due on April 30, 2022.

RESPONSE: The Company acknowledges its obligation to file a Form 1-K and intends to do so soon.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel, Matthew Ogurick, at 212/536-4085.

Very truly yours,

/s/ Jay Kim
Jay Kim, Chief Executive Officer

cc:	Matthew Ogurick, Esq.

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